September 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby Matthew Crispino Melissa Walsh Stephen Krikorian

Re:	Sumo Logic, Inc. Registration Statement on Form S-1 File No. 333-248251

Acceleration Request
Requested Date:	September 16, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sumo Logic, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-248251) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 430-1175.

* * * *

Sincerely,

SUMO LOGIC, INC.

/s/ Ramin Sayar

Ramin Sayar
Chief Executive Officer

cc:	Ramin Sayar, Sumo Logic, Inc.

Sydney Carey, Sumo Logic, Inc.

Katherine Haar, Sumo Logic, Inc.

Jennifer McCord, Sumo Logic, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP